Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

DECEMBER 5, 2024

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Please sign, date and mail your proxy card in the

envelope provided as soon as possible.

☐ Please detach along perforated line and mail in the envelope provided. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	Proposal to elect the following to serve as a director on the Company’s Board of Directors: Osnat Gur – for a term of 3 years.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	Proposal to approve an amendment to the Company’s Articles of Association, as provided in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐
3.	Proposal to approve an increase to the CEO’s salary.	FOR ☐	AGAINST ☐	ABSTAIN ☐
4.	Proposal to approve a bonus to the CEO.	FOR ☐	AGAINST ☐	ABSTAIN ☐
5.	Proposal to approve the grant of 15,000 options to purchase Ordinary Shares to newly elected and re-elected directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
6.	Proposal to appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders.	FOR ☐	AGAINST ☐	ABSTAIN ☐

By signing this proxy, the undersigned certifies that the undersigned has no “personal interest” under the Israeli Companies Law in proposals 3 and 4. The “Votes Required” section of the Proxy Statement includes more information on how to vote if you do have a “personal interest”.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD

ON DECEMBER 5, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side.)

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